September 27, 2013

Ms. Linda Cvrkel Branch Chief United States Securities and Exchange Commission Washington, D.C. 20549

Re: GeneLink, Inc.

Form 10-K for the Year Ended December 31, 2012 Filed April 1, 2013

Form 10-Q for the Quarter Ended March 31, 2013 Filed May 15, 2013

File No. 000-30518

Dear Ms. Cvrkel:

We have responded to your comments below.

Form 10-K for the Year Ended December 31, 2012

Audited Financial Statements

Report of Independent Registered Certified Public Accounting Firm, page 41

1. We note from your response to our prior comment 3 that you will file an amended Form 10-K with the name or signature of your certified public accounting firm. Please file this amended Form 10-K accordingly.

RESPONSE: We read your comment and we will file the amended Form 10-K for 2012 in a timely manner.

Notes to the Audited Financial Statements

Note 6. Stockholders’ Equity, page 53

2. We note from your response to our prior comment 6 that because the 2,000,000 performance warrants were issued in connection with a cash transaction, it was assumed that the fair value of the shares issued matched the cash market price at the time of issuance and the value of the accompanying warrants was negligible. However, in light of the fact that both stock and warrants were issued in return for cash in this transaction, and the stock was valued at the open private placement memo price, we are unclear as to how you determined that the warrants issued did not have any value. Please explain to us the method and assumptions used to determine the fair value of the warrants issued.

RESPONSE: The warrants were issued in connection with a cash transaction. At the time of the transaction, the market price of our stock was $0.05 per share and we had an open purchase offering under which we were selling shares at $0.05 per share. As such, the market value of a share (without a warrant) was considered to be $0.05. Since the shares were accompanied by partial warrants (i.e., each share received 1/3 of a warrant as we sold 6 million shares and issued only 2 million warrants), and the total price of the transaction was $0.05 per share, we concluded that the value of the share plus the 1/3 of a warrant indicated that the 1/3 of a warrant had a negligible value and therefore did not assign any value or record any expense attributable to the warrants issued.

Note 11. Sale of Subsidiary and Licensing Agreements, page 59

3. We note from your response to our prior comments 8 and 9 that due to the uncertainty of future earn-out payments, you plan to record any earn-out payments on a cash basis as received. We also note that you recorded the $150,000 earn out payment received in the six months ended June 30, 2013 as revenue. Please explain to us why you believe it is appropriate to record this amount as revenue rather than part of gain on sale of a subsidiary, a component of non-operating income.

RESPONSE: We believe the amount should be recorded as revenue because the earn-out is based on foru’s gross revenues and is calculated as a percentage of their ongoing revenue. As their revenue fluctuates, so does the earn-out due. Considering that the payments are based upon their sales of our products, and therefore tied directly to our sales of products to them, we felt recording the amounts as revenue was appropriate.

Form 10-Q for the Quarter Ended June 30, 2013

Statements of Cash Flows, page 6

4. We note from your statement of cash flows that for the six months ended June 30, 2013 you issued warrants in exchange for corporate services and valued the transaction at $416,667. Please explain to us and revise to disclose the nature of this transaction and how you accounted for the warrants issued. As part of your response and revised disclosure, please tell us how you determined or calculated the fair value of the warrants issued.

RESPONSE: We made an error in reporting such information on our statement of cash flows. We did not issue warrants valued at $416,667. In fact, we issued 416,667 warrants. A dollar sign was intentionally not placed in front of that disclosure, where our intention was to disclose the number of warrants issued. We are now aware that such disclosure was not appropriate on the face of the statement of cash flows and should have better been reported in the notes to our financial statements. In future filings we will adjust the disclosures accordingly. The related party footnote included the following paragraph in the June 30, 2013 Form 10Q:

The Company also has a consulting agreement with a shareholder to provide strategic and business development assistance. In months where services are provided, the fee is $5,000 per month plus expenses for such services. At June 30, 2013, amounts owed to the shareholder for consulting fees were $60,734 and were included in accounts payable.

We now believe that such footnote should have read as follows:

The Company has a consulting agreement with a shareholder to provide strategic and business development assistance. In months where services are provided, the fee is $5,000 per month plus expenses for such services. During the six months ended June 30, 2013, total fees paid to the related party were $13,488 and at June 30, 2013, amounts owed to the shareholder for consulting fees were $60,734 and were included in accounts payable. In connection with the stock offerings during the six months ended June 30, 2013, the Company also issued warrants to acquire 416,667 shares of Common Stock at an exercise price of $0.03 per share to First Equity Capital Securities, Inc. (“First Equity”), as placement agent. Such warrants were valued at $0.015 cents per warrant using a Black Scholes valuation model and the following assumptions, a risk free rate of 2%, a dividend rate of zero, annualized volatility of 74%, exercise price of $0.03, market price of $0.03 and an expected term of three years. The total expense associated with the transaction was $6,250.

In fact, the Company did not record such amount as an expense in the quarter as the amount was not considered material. An adjustment will be made in upcoming quarterly report to properly reflect the expense.

5. We note from your statement of cash flows that adjustments to reconcile net loss to net cash used in operating activities includes an $87,500 adjustment for gain on settlement. We also note that this amount increases net cash used in operating activities. In light of the fact that this amount is a gain on the statements of operations, we would expect that it would decrease net cash used in operating activities on the statement of cash flows. Also, your discussion in MD&A indicates that the gain represents cash you received pursuant to a settlement agreement which presumably should not be reflected as an adjustment to reconcile net loss to net cash used in operating activities on the statement of cash flows. Please advise or revise accordingly.

RESPONSE: We read your comment and we agree the $87,500 was improperly recorded on the Statement of Cash Flows. The accounts payable and accrued expenses line should have been $279,347 and gain on settlement (which was a cash payment in the period) was properly reflected in net loss and therefore should not have been shown on the statement of cash flows as an adjusting item. The correction of these two lines would not be material as total net cash used in operating activities was unchanged. We apologize for the oversight and will make the appropriate corrections on all future filings.

Sincerely,

/s/ Bernard Kasten, Jr. MD Chief Executive Officer GeneLink, Inc.